SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

ChinaEdu Corporation
(Name of Issuer)

Ordinary shares, par value US$0.01
(Title of Class of Securities)

16945L107(**)
(CUSIP Number)

David Stafford McGraw-Hill Global Education Intermediate Holdings, LLC 2 Pennsylvania Plaza #6, New York, NY 10121 (212) 904-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(**) This CUSIP number applies to the Issuer’s American Depositary shares, each representing three ordinary shares.  No CUSIP has been assigned to the ordinary shares.

SCHEDULE 13D

CUSIP No. 16945L107	Page 2 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON McGraw-Hill Global Education Intermediate Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%2
14		TYPE OF REPORTING PERSON OO

1	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

2
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 3 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON MHE US Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares3
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%4
14		TYPE OF REPORTING PERSON OO

3	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

4
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 4 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON MHE Acquisition, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%6
14		TYPE OF REPORTING PERSON OO

5	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

6
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 5 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Georgia Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares7
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%8
14		TYPE OF REPORTING PERSON CO

7	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

8
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 6 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Co-Investors (MHE), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,350,934 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,350,934 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,934 shares of Ordinary Shares9
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%10
14		TYPE OF REPORTING PERSON PN

9	The Reporting Person beneficially owns 450,311 of the Issuer’s American Depositary Shares, representing 1,350,934 underlying Ordinary Shares, and 1 Ordinary Share.

10
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 7 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management (MHE), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,350,934 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,350,934 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,350,934 shares of Ordinary Shares11
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%12
14		TYPE OF REPORTING PERSON OO

11	The Reporting Person beneficially owns 450,311 of the Issuer’s American Depositary Shares, representing 1,350,934 underlying Ordinary Shares, and 1 Ordinary Share.

12
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 8 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AP Georgia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,026,401 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,026,401 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,026,401 shares of Ordinary Shares13
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%14
14		TYPE OF REPORTING PERSON PN

13	The Reporting Person beneficially owns 450,311 of the Issuer’s American Depositary Shares, representing 1,350,934 underlying Ordinary Shares, and 1 Ordinary Share.

14
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 9 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AP Georgia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,026,401 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,026,401 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,026,401 shares of Ordinary Shares15
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%16
14		TYPE OF REPORTING PERSON OO

15	The Reporting Person beneficially owns 450,311 of the Issuer’s American Depositary Shares, representing 1,350,934 underlying Ordinary Shares, and 1 Ordinary Share.

16
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 10 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares17
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%18
14		TYPE OF REPORTING PERSON PN

17	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

18
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 11 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON AIF VII Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares19
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%20
14		TYPE OF REPORTING PERSON OO

19	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

20
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 12 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares21
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%22
14		TYPE OF REPORTING PERSON PN

21	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

22
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 13 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares23
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%24
14		TYPE OF REPORTING PERSON OO

23	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

24
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 14 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares25
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%26
14		TYPE OF REPORTING PERSON PN

25	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

26
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

SCHEDULE 13D

CUSIP No. 16945L107	Page 15 of 24 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Apollo Management Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,377,336 shares of Ordinary Shares
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,377,336 shares of Ordinary Shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,336 shares of Ordinary Shares27
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%28
14		TYPE OF REPORTING PERSON OO

27	The Reporting Person beneficially owns 1,125,778 of the Issuer’s American Depositary Shares, representing 3,377,334 underlying Ordinary Shares, and 2 Ordinary Shares.

28
The calculation is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Person, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the ordinary shares, par value US$0.01 (the “Ordinary Shares”), of ChinaEdu Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 4th Floor-A, GeHua Building, No. 1 Qinglong Hutong, Dongcheng District, Beijing, 100007, China.

Item 2.	Identity and Background

This Statement on Schedule 13D is filed jointly by (i) McGraw-Hill Global Education Intermediate Holdings, LLC, a Delaware limited liability company (“MHGE Intermediate”), (ii) MHE US Holdings, LLC, a Delaware limited liability company (“MHE US Holdings”), (iii) MHE Acquisition, LLC, a Delaware limited liability company (“MHE Acquisition”), (iv) Georgia Holdings, Inc., a Delaware corporation (“Georgia Inc”), (v) Apollo Co-Investors (MHE), L.P., a Delaware limited partnership (“Co-Investors LP”), (vi) Apollo Management (MHE), LLC, a Delaware limited liability company (“Management (MHE)”), (vii) AP Georgia Holdings, L.P., a Delaware limited partnership (“AP Georgia ”), (viii) AP Georgia Holdings GP, LLC, a Delaware limited liability company (“AP Georgia GP”), (ix) Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”), (x) AIF VII Management, LLC, a Delaware limited liability company (“AIF VII LLC”), (xi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (xii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (xiii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (xiv) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  The foregoing are referred to herein collectively as the “Reporting Persons.”  The principal address for each of MHGE Intermediate, MHE US Holdings, MHE Acquisition and Georgia Inc. is 2 Pennsylvania Plaza #6, New York, NY 10121.  The principal address for each of Co-Investors LP, AP Georgia and AP Georgia GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address for each of Management (MHE), Management VII, AIF VII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.

MHGE Intermediate is the record holder of Ordinary Shares of the Issuer and is principally engaged in the business of owning the securities of its direct and indirect subsidiaries which are engaged in the business of providing educational solutions to improve learning outcomes around the world.  MHE US Holdings is the sole member of MHGE Intermediate, and is principally engaged in the business of serving as the sole member and manager of MHGE Intermediate.  MHE Acquisition is the sole member of MHE US Holdings and is principally engaged in the business of serving as the sole member and manager of MHE US Holdings.  Georgia Inc. is the sole member of MHE Acquisition and is principally engaged in the business of serving as the member and manager of MHE Acquisition.

Co-Investors LP and AP Georgia collectively hold over 99% of the outstanding securities of Georgia Inc. and are each principally engaged in the business of investment in securities of Georgia Inc.  Management (MHE) serves as the investment manager for Co-Investors LP and is principally engaged in the business of serving as such.  AP Georgia GP serves as the general partner of AP Georgia and is principally engaged in serving as such.

Management VII serves as the sole member and manager of Management (MHE) and as the manager of AP Georgia GP.  Management VII is principally engaged in the business of serving as the manager of Management (MHE), AP Georgia GP and other Apollo investment funds.  AIF VII LLC serves as the general partner of Management VII and is principally engaged in the business of serving as the general partner of Management VII.  Apollo Management serves as the sole member and manager of AIF VII LLC, and is principally engaged in the business of serving as the member and manager of AIF VII LLC and other Apollo management entities.  Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Management Holdings serves as the sole member and manager of Management GP, and is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the managers and certain of the executive officers of Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

MHGE Intermediate’s acquisition of the Ordinary Shares reported in this Schedule 13D was part of an internal reorganization performed by The McGraw-Hill Companies, Inc. in conjunction with that entity’s sale of all of the shares of McGraw-Hill Global Education Holdings, LLC to Management Holdings GP.  This latter sale was consummated on March 22, 2013, upon which the Reporting Persons became beneficial owners of the Ordinary Shares reported in this Statement on Schedule 13D.  On December 13, 2004 for cash consideration of $5,000,000, The McGraw-Hill Companies, Inc. acquired securities of the Issuer that were convertible into the Ordinary Shares.  None of the proceeds used to purchase the Ordinary Shares were provided through borrowing of any nature.

Item 4.	Purpose of Transaction

MHGE Intermediate acquired the Ordinary Shares reported in this Statement on Schedule 13D for investment purposes.

On June 20, 2013, the Issuer announced that it had received a preliminary, non-binding proposal from Julia Huang, Executive Chairman of the Board of Directors of the Issuer, and Shawn Ding, Chief Executive Officer of the Issuer (collectively, the “Management Group”), to acquire all of the outstanding ordinary shares of the Issuer not currently owned by the Management Group and certain other shareholders of the Issuer who may join the Management Group, at a proposed price of $2.33 in cash per Ordinary Share, subject to certain conditions (the “Management Proposal”).

In response to such announcement, on July 3, 2013, MHGE Intermediate sent a letter to the Board of Directors of the Issuer expressing its views with respect to the Management Proposal, including that it undervalues the Issuer and that alternative transactions could offer greater value to the Issuer’s shareholders than the Management Proposal.

In addition to the letter referenced above, as of August, 20, 2013, MHGE Intermediate has engaged in and may continue to engage in discussions with management, the board, any committee of the board, other stockholders of the Issuer and other relevant parties concerning the business, assets, strategy and future plans of the Issuer and the Management Group, which discussions may include any of a number of  actions described in Items 4(a)-(j) of the Instructions to Schedule 13D.

MHGE Intermediate intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s operations and financial position, prospects, capital structure, business development, management, competitive and strategic matters, and prevailing economic, industry and market conditions, as well as alternative investment opportunities and other investment considerations, MHGE Intermediate may take such actions with respect to its investments in the Issuer as it deems appropriate, including, without limitation, purchasing, voting, trading, disposing or otherwise dealing in the Ordinary Shares (including potentially participating with the Management Group or any other shareholder in an acquisition of the Issuer) in such manner as it deems advisable to benefit from changes in market prices of the Ordinary Shares, changes in the Issuer’s operations, business strategy or prospects, or from any sale or merger of the Issuer.

MHGE Intermediate reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including reconsidering or changing its intention with respect to any and all matters referred to in Item 4 of this Statement on Schedule 13D.

Item 5.	Interest in Securities of the Issuer

MHGE Intermediate holds 3,377,336 Ordinary Shares, representing 9.2% of the outstanding Ordinary Shares.  The Ordinary Shares reported as held of record by MHGE Intermediate or beneficially owned by MHGE Intermediate or each other Reporting Person includes only those shares over which such person may be deemed to have voting or dispositive power.  Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)  See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 36,883,095 Ordinary Shares, including the Ordinary Shares not outstanding that are subject to options and units but deemed to be outstanding for the purpose of computing the percentage of the Ordinary Shares beneficially owned by the Reporting Persons, and the Ordinary Shares of the Issuer outstanding as of March 31, 2013 based on the information provided in the Issuer’s Annual Report on Form 20-F and Current Report on Form 6-K filed with the SEC on April 25, 2013 and June 20, 2013, respectively.

(b)           See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of August 21, 2013, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  August 21, 2013

MCGRAW-HILL GLOBAL EDUCATION INTERMEDIATE HOLDINGS, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

MHE US HOLDINGS, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

MHE ACQUISITION, LLC

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

GEORGIA HOLDINGS, INC.

By:	/s/ David Stafford
David Stafford
Senior Vice President and General Counsel

APOLLO CO-INVESTORS (MHE), L.P.

By:	Apollo Management (MHE), LLC its investment manager

	By:	Apollo Management VII, L.P. its member-manager

		By:	AIF VII Management, LLC its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT (MHE), LLC

By:	Apollo Management VII, L.P. its member-manager

	By:	AIF VII Management, LLC its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AP GEORGIA HOLDINGS, L.P.

By:	AP Georgia Holdings GP, LLC its general partner

	By:	Apollo Management VII, L.P. its manager

		By:	AIF VII Management, LLC its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AP GEORGIA HOLDINGS GP, LLC

By:	Apollo Management VII, L.P. its manager

	By:	AIF VII Management, LLC its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley Vice President

APPENDIX A

The following sets forth information with respect to the managers and certain of the executive officers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers, managers and directors, as the case may be, of Management Holdings GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.